# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Volcon, Inc., CIK 0001829794
CUSIP: 92864V608
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 3121 EAGLES NEST, SUITE 120, ROUND ROCK, Texas (TX), 78665
Date of event which requires filing of this statement: 07/17/2025
Filed by CIK 0001469336
Persons authorized to receive notices and communications: Ele Klein & Adriana Schwartz, Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Empery Asset Management, LP (CIK 0001469336): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,526,594; sole dispositive power 0; shared dispositive power 2,526,594; aggregate amount beneficially owned 2,526,594 (5.61% of the class)
- Ryan M. Lane (CIK 0002012055): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF), personal funds (PF); sole voting power 100,000; shared voting power 2,526,594; sole dispositive power 100,000; shared dispositive power 2,526,594; aggregate amount beneficially owned 2,626,594 (5.83% of the class)
- Martin D. Hoe (CIK 0002011913): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,526,594; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 2,526,594 (5.61% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.00001 par value per share
Name of issuer: Volcon, Inc.
Address of issuer's principal executive offices: 3121 EAGLES NEST, SUITE 120, ROUND ROCK, Texas (TX), 78665

## Item 2. Identity and Background
Name of person filing:
This statement is filed by the entities and persons listed below, who are collectively referred to herein as "Reporting Persons," with respect to the Common Stock, par value $0.00001 per share (the "Common Stock") of Volcon, Inc., a Delaware corporation (the "Company"):

(i) Empery Asset Management, LP (the "Investment Manager"), with respect to the Common Stock held by certain funds to which the Investment Manager serves as investment manager (the "Empery Funds");

(ii) Mr. Ryan M. Lane ("Mr. Lane"), with respect to the Common Stock held directly by him and by the Empery Funds; and

(iii) Mr. Martin D. Hoe, with respect to the Common Stock held by the Empery Funds.

The Investment Manager serves as the investment manager to each of the Empery Funds. Each of Mr. Lane and Mr. Hoe (the "Reporting Individuals") is a Managing Member of Empery AM GP, LLC (the "General Partner"), the general partner of the Investment Manager.
Residence or business address: The business address of each of the Reporting Persons is 1 Rockefeller Plaza, Suite 1205, New York, New York 10020.
Present principal occupation or employment: The principal business of the Investment Manager is to provide discretionary investment management services to private investment funds. The principal business of the each of the Reporting Individuals is to serve as a Managing Member of the General Partner.
Criminal convictions in the last five years: During the last five years, none of the persons or entities listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the persons or entities listed above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Investment Manager is a Delaware limited partnership. Each of the Reporting Individuals is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The aggregate cost of the 2,526,594 shares of Common Stock directly held by the Empery Funds is approximately $25,379,000. The source of the funds used to acquire such shares of Common Stock was the working capital of the Empery Funds.

Positions in the shares of Common Stock may be held in margin accounts of the Empery Funds and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock held by the Empery Funds.

The aggregate cost of the 100,000 shares of Common Stock directly held by Mr. Lane is approximately $1,000,000. The source of funds used to acquire such shares of Common Stock was the personal funds of Mr. Lane.

## Item 4. Purpose of Transaction
Purpose of transaction:
Cash Purchase Agreement

On July 17, 2025, certain of the Empery Funds, Mr. Lane, and certain employees of the Investment Manager (collectively, the "Empery Purchasers") entered into a securities purchase agreement (the "Cash Purchase Agreement") with the Issuer and the other purchasers signatory thereto, pursuant to which the Issuer agreed to sell and issue to (i) the Empery Purchasers in a private placement (the "Cash Private Placement," together with an additional private placement with respect to certain other purchasers who agreed to tender Bitcoin to the Issuer, the "Private Placements") an aggregate of 2,500,000 shares of Common Stock at an offering price of $10.00 per share for an aggregate purchase price of $25,000,000. Mr. Lane purchased 100,000 shares of Common Stock in the Cash Private Placement for an aggregate purchase price of $1,000,000. The Private Placements closed on July 21, 2025.

Registration Rights Agreement

In connection with the Private Placements, the Empery Purchasers, Mr. Lane, and the other purchasers in the Private Placements, entered into a Registration Rights Agreement, dated July 17, 2025 (the "Registration Rights Agreement"), with the Issuer, providing for the registration for resale of the shares of Common Stock issuable under the Cash Private Placement and certain related pre-funded warrants that are not then registered on an effective registration statement, pursuant to a registration statement to be filed with the Securities and Exchange Commission (the "SEC") no later than August 16, 2025.

Appointment of Mr. Lane as Co-Chief Executive Officer, Election of Mr. Lane to the Issuer's Board and Employment Agreement and Lock-Up Agreement

In connection with the Private Placements, the board of directors of the Issuer (the "Board") elected, among other individuals, Mr. Lane, to serve on the Board until elections are held at the Issuer's next stockholder meeting. Mr. Lane will also serve as both Chairman of the Board and Co-Chief Executive Officer of the Issuer. In addition, in connection with the Private Placements, the Board appointed Timothy Silver, Portfolio Manager at the Investment Manager ("Mr. Silver"), and Brett Director, General Counsel and Chief Compliance Officer of the Investment Manager ("Mr. Director"), to serve as the Chief Operating Officer of the Issuer and as Vice President of Legal, respectively. In connection with his appointment as Chairman of the Board and Co-Chief Executive Officer of the Issuer, Mr. Lane entered into an employment agreement with the Issuer (the "Lane Employment Agreement"), providing for base salary and bonus, and Mr. Lane was granted stock options (the "Options") for 1,792,812 shares of Common Stock pursuant to a stock plan of the Issuer that is subject to approval by the stockholders of the Issuer. The Options will be exercisable at a price of $10.00 per share, have a term of 10 years from issuance, and will vest in 20% installments based upon the achievement of certain milestones tied to the volume weighted average price ("VWAP") of the Common Stock, and will fully vest if the VWAP on any trading day reaches $30.00. Mr. Silver and Mr. Director were also purchasers in the Cash Private Placement and purchased 2,500 and 10,000 shares of Common Stock, respectively, and were granted Options for 597,604 and 298,802 shares of Common Stock, respectively.

In connection with participating in the Cash Private Placement, each of Messrs. Lane, Silver and Director entered into a Lock-Up Agreement with the Issuer, pursuant to which the foregoing individuals agreed not to, among other things, offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of any shares of Common Stock of the Issuer during the 90-day period following the Effective Date (as defined in the Cash Purchase Agreement), without the prior written consent of the Issuer and subject to certain exceptions.

The foregoing descriptions of the Cash Purchase Agreement, the Registration Rights Agreement, the Lane Employment Agreement, and the Lock-Up Agreement are qualified in their entireties by reference to the full texts of forms of Cash Purchase Agreement, the Registration Rights Agreement, the Lane Employment Agreement, and the Lock-Up Agreement, which are included as Exhibit 99.1, Exhibit 99.2, Exhibit 99.3, and Exhibit 99.4, respectively, hereto and are incorporated by reference herein.

Other Matters

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may engage in discussions with the Issuer's management, the Board, other holders of shares of Common Stock, industry analysts or existing or potential strategic partners and other third parties regarding a variety of matters relating to the Issuer, which may include, among other things, the Issuer's business, operations, governance, strategy, capitalization, ownership and future plans of the Issuer and the management and Board composition or commercial or strategic transactions with, or relating, to the Issuer. The Reporting Persons may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements, which may include customary standstill provisions.

Depending on various factors including, without limitation, the outcome of any discussions referenced above, the Issuer's financial position, strategic direction, business and prospects, anticipated future developments, existing and anticipated market conditions from time to time, actions taken by the Issuer's management and Board, price levels of the shares of Common Stock, general economic conditions and regulatory matters, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or other securities of the Issuer (which may include rights or securities exercisable or convertible into securities of the Issuer), selling or otherwise disposing (which may include, but is not limited to, transferring some or all of such securities to its affiliates or distributing some or all of such securities to such Reporting Persons' respective partners, members or beneficiaries, as applicable) some or all of their shares of Common Stock or engaging in hedging or similar transaction with respect to the Common Stock, in each case, in open market or private transactions, block sales or otherwise to the extent permitted under applicable law.

Except for the foregoing, the Reporting Persons do not have, as of the date of this filing, any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that the Reporting Persons at any time and from time to time, may review or reconsider and change their position and/or change their purpose and/or develop such plans.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of shares of Common Stock beneficially owned by the Reporting Persons. The aggregate percentage of shares of Common Stock reported beneficially owned by the Reporting Person is based upon 45,017,197 shares of Common Stock outstanding as of the closing of the Private Placements, according to information provided by the Issuer to the Reporting Persons.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the shares of Common Stock as to which the Reporting Persons have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: Other than as described in Item 4, the transactions in the shares of Common Stock effected by the Reporting Persons during the past sixty (60) days, which were all in the open market, are set forth on Schedule 1 attached hereto and incorporated by reference herein. In connection with the issuance of the June 2025 Pre-Funded Warrants (defined below), certain of the Empery Funds exchanged a total of 4,323 shares of Common Stock with the Issuer for the June 2025 Pre-Funded Warrants at no cost.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons and the Empery Funds is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The Reporting Persons' response to Item 4 is incorporated by reference into this Item 6.

Certain of the Empery Funds own (i) Series A Warrants issued in November 2023, exercisable for an aggregate of 834 shares of Common Stock, with an exercise price of $1856 per share and which expire on November 22, 2029 (the "November 2023 Series A Warrants"), (ii) warrants issued in February 2025, exercisable for an aggregate of 493,750 shares of Common Stock, with an exercise price of $16.00 per share and which expire on February 6, 2030 (the "February 2025 Warrants"), (iii) pre-funded warrants issued in February 2025 to acquire an aggregate of 340,624 shares of Common Stock, with an exercise price of $0.00008 per share and which expire when fully exercised in accordance with their terms (the "February 2025 Pre-Funded Warrants"), and (iv) pre-funded warrants issued on June 24, 2025 to purchase an aggregate of 4,323 shares of Common Stock, with an exercise price of $0.00001 per share and which expire when fully exercised in accordance with their terms (the "June 2025 Pre-Funded Warrants"). Each of the foregoing warrants are subject to an irrevocable beneficial ownership blocker whereby the Reporting Persons cannot exercise any of the warrants to the extent that the Reporting Persons would beneficially own, after any such exercise, more than 4.99% of the outstanding shares of Common Stock. Accordingly, none of the foregoing warrants are currently exercisable by the Empery Funds.

The foregoing descriptions of the November 2023 Series A Warrants, the February 2025 Warrants, the February 2025 Pre-Funded Warrants, and the June 2025 Pre-Funded Warrants are qualified in their entireties by reference to the full texts of the November 2023 Series A Warrants, the February 2025 Warrants, the February 2025 Pre-Funded Warrants, and the June 2025 Pre-Funded Warrants, the forms of which are included as Exhibit 99.5, Exhibit 99.6, Exhibit 99.7, and Exhibit 99.8, respectively, hereto and are incorporated by reference herein.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1
Cash Purchase Agreement, dated as of July 17, 2025 (incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed with the SEC on July 17, 2025).

Exhibit 99.2
Registration Rights Agreement, dated as of July 17, 2025 (incorporated by reference to Exhibit 10.3 of the Issuer's Current Report on Form 8-K filed with the SEC on July 17, 2025).

Exhibit 99.3
Employment Agreement, dated as of July 17, 2025, by and between the Issuer and Ryan Lane (incorporated by reference to Exhibit 10.8 of the Issuer's Current Report on Form 8-K filed with the SEC on July 17, 2025).

Exhibit 99.4
Form of Lock-Up Agreement (incorporated by reference to Exhibit B to the Cash Purchase Agreement, filed as Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed with the SEC on July 17, 2025).

Exhibit 99.5
Form of November 2023 Series A Warrants (incorporated by reference to Exhibit 4.2 of the Issuer's Current Report on Form 8-K filed with the SEC on November 20, 2023).

Exhibit 99.6
Form of February 2025 Warrants (incorporated by reference to Exhibit 4.1 of the Issuer's Current Report on Form 8-K filed with the SEC on February 6, 2025).

Exhibit 99.7
Form of February 2025 Pre-Funded Warrants (incorporated by reference to Exhibit 4.2 of the Issuer's Current Report on Form 8-K filed with the SEC on February 6, 2025).

Exhibit 99.8
Form of June 2025 Pre-Funded Warrants.

Exhibit 99.9
Joint Filing Agreement Statement, dated as of July 24, 2025, as required by Rule 13d-1(k)(1) under the Act.

## Signatures
- Empery Asset Management, LP: /s/ Ryan M. Lane, Ryan M. Lane, Managing Member (07/24/2025)
- Ryan M. Lane: /s/ Ryan M. Lane, Ryan M. Lane (07/24/2025)
- Martin D. Hoe: /s/ Martin D. Hoe, Martin D. Hoe (07/24/2025)